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                             February 17, 2023

       Jason Carss
       General Counsel and Secretary
       KKR Infrastructure Conglomerate LLC
       30 Hudson Yards
       New York, NY 10001

                                                        Re: KKR Infrastructure
Conglomerate LLC
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed February 3,
2023
                                                            Response Letters
dated December 30, 2022 and February 3, 2023
                                                            File No. 000-56484

       Dear Jason Carss:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment to Form 10-12G filed February 3, 2023

       Share Repurchases, page 14

   1. We note your intention to conduct recurring tender offers and to apply the Early
                                                        Repurchase Fee to
shares tendered by certain security holders. Please provide us your analysis of your
ability to comply with Rules 14e-5 and 13e-4(f)(8)(ii) while conducting the tender offers
described in your disclosure.
   2.                                                   Regarding your
statement that the amount of "Excess Shares" the Manager may recommend the company
offer to purchase will depend upon, among other things, the
                                                        amount of subscriptions
received by the company during the month prior to the expiration of the tender offer.
Please elaborate on how subscriptions received would impact the amount of Excess
Shares.
 Jason Carss
FirstName LastNameJason   Carss LLC
KKR Infrastructure Conglomerate
Comapany17,
February   NameKKR
            2023     Infrastructure Conglomerate LLC
February
Page 2 17, 2023 Page 2
FirstName LastName
We would not be able to operate our business according to our business plans if we are required to register as an investment company . . . , page 47

3. We have reviewed the response to comment 1 in your letter dated December 30, 2022.
         We have the following additional questions, to be answered supplementally:

                The response notes that Holdings I may have Joint Ventures with two general partners. Please describe the type of entity that would hold such other general partnership interest and how the other general partner is related
to the Company   s
              general partner ownership interest. Will such other general partner ever be
              unaffiliated with the Company? Would the Company   s GP Entity
hold a majority
              interest? Would it ever be less than a majority? Please also discuss the nature of
              each of the Company's GP entity and the other general partner   s
involvement in
              management of the Holdings I Joint Venture. Would such general partner ever jointly manage and, if so, how does that affect your analysis under Howey and
              Williamson? Page 9 of your response states that    [w]here the
Form JV Agreement
              contemplates two general partners, those two general partners will be in parity, ensuring that there is no circumstance in which the Company would have limited
              authority in comparison to the other general partner.    Please
explain in further detail
              what that means and how much authority each of the Company's GP entity and other general partner would have.

                Please provide us with more information about the Manager, including whether the
              Manager will render advice as to securities, its involvement vis a vis the Joint
              Venture, and, if so, whether the Manager can be replaced or removed, the applicable authority for that to happen, and prerequisites for that to happen.

                Which entity will hold the Capital Preservation assets?

                In the formulas listed on pages 13-14 of the response, please note and confirm that
              the second reference to    Cash Equivalents    should be    cash
items    as used in the
              Investment Company Act of 1940.

                In the analysis of the Company   s status as a special
situation investment company,
              please discuss the Company   s plans for disposing of
infrastructure assets and how
              those plans differ from those of a special situation investment company. Please explain how long the Company, through its subsidiaries and Joint Ventures, will typically hold infrastructure assets.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Howard Efron at (202) 551-3439 or Kristina Marrone at
(202) 551-
 Jason Carss
KKR Infrastructure Conglomerate LLC
February 17, 2023
Page 3

3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameJason Carss
                                                          Division of
Corporation Finance
Comapany NameKKR Infrastructure Conglomerate LLC
                                                          Office of Real Estate
& Construction
February 17, 2023 Page 3
cc:       Mark Brod
FirstName LastName